ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253432
Dated January 20, 2022

Trigger Callable Contingent Yield Securities Based on the Worst Performing of the shares of the iShares® MSCI EAFE ETF, the shares of the iShares® Russell 2000 ETF and the shares of the SPDR® S&P 500® ETF Trust due on or about February 2, 2027

This document provides a summary of the terms of the Trigger Callable Contingent Yield Securities (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying fund and must be willing to accept the risk of not receiving any contingent coupons over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying funds:

Shares of the iShares® MSCI EAFE ETF (Bloomberg Ticker: “EFA UP”)

Shares of the iShares® Russell 2000 ETF (Bloomberg Ticker: “IWM UP”)

Shares of the SPDR® S&P 500® ETF Trust (Bloomberg Ticker: “SPY UP”)

Stated principal amount:	$10.00 per security
Trade date:	Expected to be January 28, 2022
Settlement date:	Expected to be February 2, 2022 (3 business days after the trade date; see preliminary pricing supplement)
Final determination date:	Expected to be January 28, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be February 2, 2027, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Issuer call feature:	UBS may elect, on or before any coupon observation date (other than the final determination date), to call the securities at its discretion in whole, but not in part (an “issuer call”), on the coupon payment date corresponding to such coupon observation date (the “call settlement date”), regardless of the closing prices of the underlying funds on such coupon observation date.
Issuer call amount:	If UBS elects to call the securities, UBS will pay you on the call settlement date a cash payment per security equal to the stated principal amount plus any contingent coupon otherwise due, and no further payments will be made on the securities. Before UBS elects to call the securities, UBS will deliver written notice to the trustee by the applicable coupon observation date.
Contingent coupon:	■ If the closing price of each underlying fund is equal to or greater than its coupon barrier on any coupon observation date, we will pay a contingent coupon of $0.20 (equivalent to 8.00% per annum of the stated principal amount) per security on the related contingent coupon date.
■ If the closing price of any underlying fund is less than its coupon barrier on any coupon observation date, we will not pay a contingent coupon with respect to that coupon observation date.
Coupon observation dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Coupon payment dates:	With respect to each coupon observation date other than the final determination date, the third business day after the related coupon observation date. The payment of the contingent coupon, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	■

If UBS does not elect to call the securities and the final price of each underlying fund is equal to or greater than its trigger level, UBS will pay you a cash payment per security on the maturity date equal to the stated principal amount of $10 plus any contingent coupon otherwise due on the maturity date.

■

If UBS does not elect to call the securities and the final price of any underlying fund is less than its trigger level, UBS will pay you a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return of the worst performing underlying fund, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying fund.

If UBS does not elect to call the securities and the final price of any underlying fund is less than its trigger level, investors will lose a significant portion and, in extreme situations, all of their initial investment regardless of the performance of any other underlying fund.

Underlying return:	With respect to each underlying fund, the quotient, expressed as a percentage of the following formula: (final price − initial price) / initial price
Worst performing underlying fund:	The underlying fund with the lowest underlying return as compared to any other underlying fund
Coupon barrier:	With respect to each underlying fund, 70.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual coupon barriers will be determined on the trade date.
Trigger level:	With respect to each underlying fund, 65.00% of its initial price, as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement. The actual trigger levels will be determined on the trade date.
Initial price:	With respect to each underlying fund, the closing price of such underlying fund on the trade date.
Final price:	With respect to each underlying fund, the closing price of such underlying fund on the final determination date.
CUSIP / ISIN:	90285D801 / US90285D8011
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.00% of the aggregate principal amount.
Estimated initial value:	Expected to be between $9.111 and $9.411 per security. See "Risk Factors" in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/1114446/000091412122000420/ub57287016-424b2.htm
HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical trigger level of 65.00% of the hypothetical initial price of the worst performing underlying fund and are purely hypothetical (the actual terms of your security will be determined on the trade date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if UBS Does Not Elect to Call the Securities

Percentage Change in Worst Performing Underlying Fund	Payment at Maturity (excluding any contingent coupon payable at maturity)
+50.00%	$10.00
+40.00%	$10.00
+30.00%	$10.00
+20.00%	$10.00
+10.00%	$10.00
0.00%	$10.00
-10.00%	$10.00
-20.00%	$10.00
-30.00%	$10.00
-35.00%	$10.00
-36.00%	$6.40
-40.00%	$6.00
-50.00%	$5.00
-60.00%	$4.00
-70.00%	$3.00
-80.00%	$2.00
-90.00%	$1.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement and accompanying prospectus for the securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

■	Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the full principal amount of the securities at maturity. If UBS does not elect to call the securities, UBS will repay you the principal amount of your securities in cash only if the final price of each underlying fund is equal to or greater than its trigger level, and will make such payment only at maturity. If UBS does not elect to call the securities and a the final price of any underlying fund is less than its trigger level, you will lose a significant percentage of your stated principal amount equal to the underlying return of the worst performing underlying fund and in extreme situations, you could lose all of your initial investment.
■	The stated payout from the issuer applies only if you hold your securities to maturity.
■	You may not receive any contingent coupons with respect to your securities.
■	Your potential return on the securities is limited, you will not participate in any appreciation of the underlying funds
■	Greater expected volatility with respect to, and lower expected correlation among, the underlying funds generally reflects a higher contingent coupon rate and a higher expectation as of the trade date that the closing price of any of the underlying funds could be less than its trigger level of the securities.
■	UBS may elect to call the securities and the securities are subject to reinvestment risk.
■	An investment in securities with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features.

Risks Relating to Characteristics of the Underlying Funds

■	You are exposed to the market risk of each underlying fund.
■	Because the securities are linked to the worst performing underlying fund, you are exposed to a greater risk of receiving no contingent coupons and losing a significant portion or all of your initial investment at maturity than if the securities were linked to a single underlying fund or fewer underlying funds.
■	Market risk.
■	There can be no assurance that the investment view implicit in the securities will be successful.
■	The underlying funds are ETFs and their value may not completely track the value of its underlying constituents.
■	Fluctuation of NAV.
■	No affiliation with the underlying fund issuers or their investment advisers.
■	Failure of an underlying fund to track the level of its target index.
■	The underlying funds utilize a passive indexing investment approach.
■	The securities are subject to currency exchange rate risk.
■	The securities are subject to risks associated with non-U.S. securities.
■	The securities are subject to small-capitalization stock risks.

Estimated Value Considerations

■	The issue price you pay for the securities will exceed their estimated initial value.
■	The estimated initial value is a theoretical price; the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the trade date may differ from the estimated initial value.
■	Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the trade date.

Risks Relating to Liquidity and Secondary Market Price Considerations

■	There may be little or no secondary market for the securities.
■	The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.
■	Price of securities prior to maturity.
■	Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

■	Potential conflicts of interest.
■	Potentially inconsistent research, opinions or recommendations by UBS.
■	We may engage in business with or involving one or more underlying fund issuers or investment advisers without regard to your interests.
■	Potential UBS impact on an underlying fund.
■	The calculation agent can make antidilution and reorganization adjustments that affect the market value of, and return on, the securities.

Risks Relating to General Credit Characteristics

■	Any payment on the securities is subject to the creditworthiness of UBS.
■	The securities are not bank deposits.
■	If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

■	Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Tax Considerations” herein and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.

Underlying Funds

For information about the underlying funds, including historical performance information, see “Information about the Underlying Funds” in the preliminary pricing supplement.

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